Exhibit 99.1

Stellantis Announces Antonio Filosa – 25-Year Veteran of the Company – to Be Its New Chief Executive Officer

•Antonio Filosa – who currently serves as Chief Operating Officer for the Americas and Chief Quality Officer – to assume CEO powers on June 23

AMSTERDAM, May 28, 2025 – Stellantis N.V. (the “Company”) announces that its Board of Directors (the “Board”) has unanimously selected Antonio Filosa as its new Chief Executive Officer following a thorough search process of internal and external candidates, undertaken by a Special Committee of the Board, led by Executive Chairman John Elkann.

The Company will now hold an Extraordinary Shareholder Meeting, which will be called in the coming days, for Antonio Filosa to be elected to the Board to serve as an executive director of the Company. Meanwhile, to give him full authority and ensure an efficient transition, the Board has granted him CEO powers effective June 23.

The Board selected Antonio Filosa to be CEO based on his proven track record of hands-on success during his more than 25 years in the automotive industry, the depth and span of his experience around the world, his unrivalled knowledge of the Company and his recognized leadership qualities.

Antonio Filosa has led Stellantis in both North and South America. During his time as Chief Operating Officer of South America, he took the FIAT brand to the market leading position and then significantly grew the Peugeot, Citroën, Ram, and Jeep® brands. As a result, Stellantis increased its clear leadership in the region. His work on the creation of the Pernambuco plant, one of South America’s largest automotive hubs, launched Jeep® in Brazil, which quickly became the brand’s leading market outside of the United States.

As Jeep® CEO, Antonio Filosa expanded the brand’s global presence, including in Europe where its models continue to be best sellers for the Company thanks to hugely popular products such as the Jeep Avenger. He was most recently promoted to the role of Chief Operating Officer, Americas in December 2024. Since his appointment, he has initiated the strengthening of the U.S. operations, including by significantly reducing excessive dealer inventory, reorganizing the leadership team, driving the process of introducing new products and powertrains, and increasing dialogue with dealers, unions and suppliers.

John Elkann will continue in his role as Executive Chairman when Antonio Filosa takes up his position as Chief Executive Officer on June 23. At that time, Antonio Filosa will also announce Stellantis’ new leadership team.

“Antonio’s deep understanding of our Company, including its people who he views as our core strength, and of our industry equip him perfectly for the role of Chief Executive Officer in this next and crucial phase of Stellantis’ development,” said Stellantis Executive Chairman John Elkann. “I have worked closely with Antonio over the past six months during which time his responsibilities have increased, and his strong and effective leadership spanning both North and South America at a moment of unprecedented challenge have confirmed the excellent qualities he brings to the role. Together with the entire Board, I look forward to working with him.”

“We unanimously welcome Antonio’s appointment as our new Chief Executive Officer,” added Stellantis Vice Chairman Robert Peugeot. “His track record of successful leadership during his many years with our

Company speaks for itself and this, together with his deep knowledge of our business and of the complex dynamics facing our industry, make him the natural choice to become Stellantis’ next CEO.”

“The appointment of Antonio Filosa to lead Stellantis opens a new and important chapter for our Company,” said Nicolas Dufourcq, CEO of the Banque Publique d’Investissement (Bpifrance). “At a moment of transformation for the global automotive industry, Antonio Filosa has the knowledge, the experience, and the talent to lead Stellantis to new successes.”

“It is my great honor to be named the CEO of this fantastic Company,” said Antonio Filosa. “I am grateful to our Chairman, John Elkann, and to the members of our Board for their leadership, particularly in these recent months, and for the confidence they have placed in me to lead our business during this pivotal time for our industry. I have always been inspired by the immense talent, passion and commitment of our people at Stellantis and the power of trusting our teams to achieve excellence. We have the world’s best and most iconic brands in automotive history and an over 100-year heritage of innovation. That legacy, combined with our relentless dedication to giving our customers the products and services they love, will continue to be key to our success.”

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com